UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Arc Logistics Partners LP

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

03879N 101

(CUSIP Number)

Steven C. Schnitzer

725 Fifth Avenue, 19th Floor

New York, NY 10022

(212) 993-1290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

CUSIP No. 03879N 101

1	Name of Reporting Person Lightfoot Capital Partners, LP
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,242,775
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,242,775
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,242,775
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.8%(1)
14	Type of Reporting Person PN

(1)	Based on 19,545,944 common units outstanding as of August 29, 2017.

CUSIP No. 03879N 101

1	Name of Reporting Person Lightfoot Capital Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,242,775
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,242,775
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,242,775
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.8%(1)
14	Type of Reporting Person OO

(1)	Based on 19,545,944 common units outstanding as of August 29, 2017.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and restates the Schedule 13D initially filed with the Securities and Exchange Commission on November 18, 2016 and relates to the beneficial ownership of the Reporting Persons (as defined herein) of the common units representing limited partner interests (the “Common Units”) of Arc Logistics Partners LP, a Delaware limited partnership (the “Issuer”).

The purpose of this Amendment is to (i) update the plans of the Reporting Persons with respect to the Common Units and the Issuer and (ii) update the Reporting Persons’ contracts with respect to the Common Units.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to Common Units of the Issuer. The Issuer’s principal executive offices are located at 725 Fifth Avenue, 19th Floor, New York, NY 10022.

Item 2.	Identity and Background

(a), (f) This Schedule 13D is being filed jointly by Lightfoot Capital Partners, LP, a Delaware limited partnership (“LCP LP”), and Lightfoot Capital Partners GP LLC, a Delaware limited liability company and the general partner of LCP LP (“LCP GP” and, together with LCP LP, the “Reporting Persons”).

(b) The business address for each Reporting Person is 725 Fifth Avenue, 19th Floor, New York, NY 10022.

(c) LCP LP is a private investment vehicle that focuses on investing directly in master limited partnership-qualifying businesses and assets.

LCP GP is the general partner of LCP LP. LCP GP owns 100% of the limited liability company interests in Arc Logistics GP LLC, the general partner of the Issuer (the “General Partner”). Information with respect to the managers and Series A Members of LCP GP, including, as applicable, name, principal business, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted, citizenship and state or other place of organization, is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

(d), (e) During the last five years, none of the Reporting Persons nor, to the knowledge of LCP GP, any manager or Series A Member of LCP GP, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Issuer’s initial public offering, and pursuant to the Contribution Agreement dated October 25, 2013 by and among the Issuer, the General Partner, LCP LP, Center Terminal Company-Cleveland, Gulf Coast Asphalt Company, L.L.C., Arc Terminals GP LLC (“Arc Terminals GP”), Arc Terminals LP (“Arc Terminals”), Arc Terminals Holdings LLC and Arc Terminals Mississippi Holdings LLC, LCP LP contributed all of its limited partner interests in Arc Terminals and all of its limited liability company interests in Arc Terminals GP to the Issuer in exchange for 68,617 Common Units and 5,146,264 subordinated units representing limited partner interests (“Subordinated Units”) of the Issuer.

On November 16, 2016, the Subordinated Units converted into Common Units on a one-for-one basis upon the satisfaction of certain tests set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”).

Item 4.	Purpose of Transaction

The acquisitions of Common Units by the Reporting Persons were undertaken for investment purposes. LCP GP owns a 100% limited liability company interest in the General Partner.

(a)-(j) On August 29, 2017, the Issuer, the General Partner, the Reporting Persons, Zenith Energy U.S., L.P., a Delaware limited partnership (“Parent”), Zenith Energy U.S. GP, LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), Zenith Energy U.S. Logistics Holdings, LLC, a Delaware limited liability company and a subsidiary of Parent (“Holdings”), and Zenith Energy U.S. Logistics, LLC, a Delaware limited liability company and a subsidiary of Holdings (“Merger Sub” and, together with Parent, Parent GP and Holdings, the “Parent Entities”), entered into a Purchase Agreement and Plan of Merger (“Merger Agreement”) pursuant to which Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a subsidiary of Parent, and LCP GP will transfer to Holdings 100% of the issued and outstanding membership interests in the General Partner, including all rights and obligations relating thereto and all economic and capital interest therein (the “GP Equity Transfer”).

Upon the Merger and GP Equity Transfer becoming effective (the “Effective Time”), (a) each Common Unit issued and outstanding immediately prior to the Effective Time (other than those Common Units owned by the Reporting Persons (the “Sponsor Units”)) will be converted into the right to receive an amount in cash equal to $16.50 per Common Unit, no longer be outstanding, automatically be cancelled and cease to exist, (b) each Sponsor Unit issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to $14.50 per Common Unit, no longer be outstanding, automatically be cancelled and cease to exist, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and (c) Holdings will (or Parent will on Holdings’ behalf) pay to LCP GP $94,500,000 in cash in exchange for 100% of the membership interests in the General Partner acquired by Holdings in connection with the GP Equity Transfer.

The consummation of the Merger and the GP Equity Transfer is subject to the satisfaction or waiver of a number of conditions, including, among others, approval by the holders of a majority of the outstanding Common Units, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Parent’s receipt of the written resignation of each member of the board of directors of the General Partner and each officer of the General Partner, to be effective as of the Effective Time. Additionally, the consummation of the Merger and the GP Equity Transfer are subject to (i) the closing of the purchase by Holdings and the Reporting Persons from EFS Midstream Holdings LLC of certain of the interests in Arc Terminals Joliet Holdings LLC, which indirectly owns among other things a crude oil unloading facility and a 4-mile crude oil pipeline in Joliet, Illinois, and (ii) the closing of the purchase by Holdings of a 5.5% interest (and, subject to certain conditions, an additional 4.2% interest) in Gulf LNG Holdings Group, LLC, which owns a liquefied natural gas regasification and storage facility in Pascagoula, Mississippi, from the LCP LP.

On August 29, 2017, the Reporting Persons entered into a support agreement (the “Lightfoot Support Agreement”) with the Parent Entities. Under the Lightfoot Support Agreement, the Lightfoot Entities agree to vote the Sponsor Units for approval of the Merger Agreement and any related proposal necessary or desirable for the consummation of the transactions and against any alternative proposal, including any superior proposal. The Lightfoot Support Agreement terminates on the earlier to occur of (i) mutual agreement of the parties thereto and (ii) termination of the Merger Agreement in accordance with its terms.

The Merger is targeted to close at the end of the fourth quarter of 2017 or early in the first quarter of 2018, and is subject to the General Partner’s and Parent GP’s right to terminate the Merger Agreement if the Merger has not been consummated on or before February 7, 2018, subject to extension at Parent GP’s election to March 1, 2018, in certain circumstances as specified in the Merger Agreement (the “Outside Date”).

From the date of the Merger Agreement until the Effective Time, the Issuer plans to declare and pay quarterly distributions in the ordinary course of business and consistent with past practices. Assuming that the Merger has not closed by January 26, 2018, the Issuer expects that it would declare a distribution associated with the fourth quarter of 2017 on or about January 26, 2018, to be paid on or about February 15, 2018 to holders of record on February 8, 2018. If, as anticipated, the Merger closes prior to the record date for the distribution associated with the fourth quarter of 2017, then none of the holders as of immediately prior to the closing of the Merger will receive any distribution associated with the fourth quarter of 2017. If, alternatively, the Merger does not close by the record date for the distribution associated with the fourth quarter of 2017, then the Issuer will pay the fourth quarter distribution to holders of record as of the record date, irrespective of whether the Merger closes thereafter or whether either party terminates the Merger Agreement after the Outside Date.

If the Merger is completed, the Common Units will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (via termination of registration pursuant to Section 12(g) of the Exchange Act).

Item 5.	Interest in Securities of the Issuer

(a), (b) Based on 19,545,944 Common Units outstanding as of August 28, 2017.

Lightfoot Capital Partners, LP

(a) Aggregate amount beneficially owned:	5,242,775
Percentage beneficially owned:	26.8%
(b) Number of units to which the Reporting Person has:
i. Sole voting power	5,242,775
ii. Shared voting power	0
iii. Sole dispositive power	5,242,775
iv. Shared dispositive power	0

Lightfoot Capital Partners GP LLC

(a) Aggregate amount beneficially owned:	5,242,775
Percentage beneficially owned:	26.8%
(b) Number of units to which the Reporting Person has:
i. Sole voting power	5,242,775
ii. Shared voting power	0
iii. Sole dispositive power	5,242,775
iv. Shared dispositive power	0

Management and control of LCP LP is vested in its general partner, LCP GP, which is in turn managed and controlled by its board of managers consisting of Jonathan Cohen, Vincent T. Cubbage, Eric Scheyer, Joshua Tarnow, John Pugh and Alec Litowitz and its Series A Members consisting of Vincent T. Cubbage, MCP Lightfoot Investment LLC, Atlas Lightfoot, LLC, LB GPS Lightfoot L.L.C. and EFS LF Holdings, LLC. LCP GP may therefore be deemed to beneficially own Common Units owned directly by LCP LP. Certain of the managers and Series A Members of LCP GP own equity interests in the Issuer.

(c) Except as set forth in this Schedule 13D, the Reporting Persons and the managers and Series A Members of LCP GP have not effected any transactions in the class of securities described herein during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

A Joint Filing Agreement, dated September 6, 2017, by and between the Reporting Persons has been executed. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Partnership Agreement

On November 12, 2013, in connection with the closing of the Issuer’s initial public offering, the Issuer amended and restated its Agreement of Limited Partnership. The Partnership Agreement describes the terms and rights of the Common Units, including with respect to voting and cash distributions. The foregoing description of the Partnership Agreement is qualified in its entirety by reference to the full text of the Partnership Agreement, which is listed as Exhibit 99.2 and incorporated herein by reference.

Merger Agreement

On August 29, 2017, the Reporting Persons, the Issuer, the General Partner and the Parent Entities entered into the Merger Agreement. The Merger Agreement sets forth the terms and conditions for consummation of the Merger and the GP Equity Transfer. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is listed as Exhibit 99.3 and incorporated herein by reference.

Lightfoot Support Agreement

On August 29, 2017, the Reporting Persons entered into the Lightfoot Support Agreement with the Parent Entities. Under the Lightfoot Support Agreement, the Lightfoot Entities have agreed to vote the Sponsor Units for approval of the Merger Agreement and any related proposal necessary or desirable for the consummation of the transactions and against any alternative proposal, including any superior proposal. The foregoing description of the Lightfoot Support Agreement is qualified in its entirety by reference to the full text of the Lightfoot Support Agreement, which is listed as Exhibit 99.4 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement

99.2	First Amended and Restated Agreement of Limited Partnership of Arc Logistics Partners LP, dated November 12, 2013, by and among Arc Logistics GP LLC, Lightfoot Capital Partners, LP and Lightfoot Capital Partners GP LLC (incorporated herein by reference to Exhibit 3.1 of Arc Logistics Partners LP’s Current Report on Form 8-K filed on November 12, 2013 (SEC File No. 001-36168)).

99.3	Purchase Agreement and Plan of Merger, dated as of August 29, 2017, by and among Arc Logistics Partners LP, Arc Logistics GP LLC, Lightfoot Capital Partners GP LLC, Lightfoot Capital Partners, LP, Zenith Energy U.S., L.P., Zenith Energy U.S. GP, LLC, Zenith Energy U.S. Logistics, LLC and Zenith Energy U.S. Logistics Holdings, LLC (incorporated herein by reference to Exhibit 2.1 of Arc Logistics Partners LP’s Current Report on Form 8-K filed on August 29, 2017 (SEC File No. 001-36168)).

99.4	Support Agreement, dated as of August 29, 2017, by and among Lightfoot Capital Partners GP LLC, Lightfoot Capital Partners, LP, Zenith Energy U.S. GP LLC, Zenith Energy U.S., L.P., Zenith Energy U.S. Logistics, LLC and Zenith Energy U.S. Logistics Holdings, LLC (incorporated herein by reference to Exhibit 99.4 of Arc Logistics Partners LP’s Current Report on Form 8-K filed on August 29, 2017 (SEC File No. 001-36168)).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: September 6, 2017

LIGHTFOOT CAPITAL PARTNERS, LP

By:	Lightfoot Capital Partners GP LLC, its general partner

By:	/s/ Steven C. Schnitzer
Name: Steven C. Schnitzer
Title: Senior Vice President, General Counsel and Secretary

LIGHTFOOT CAPITAL PARTNERS GP LLC

By:	/s/ Steven C. Schnitzer
Name: Steven C. Schnitzer
Title: Senior Vice President, General Counsel and Secretary